Exhibit 99.4

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

The following analysis provides a review of the Company’s results of operations, financial condition and cash flows for the three-month and full-year ended December 31, 2006. In this MD&A, the “Company”, “we”, “us”, and “our” mean Æterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in Æterna Zentaris Inc.’s annual consolidated financial statements and related notes for the years ended December 31, 2006, 2005 and 2004. Our consolidated financial statements are reported in US dollars and have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. Significant differences in measurement from generally accepted accounting principles in the United States, or U.S. GAAP, are set out in note 24 of our consolidated financial statements. All amounts are in US dollars unless otherwise indicated.

Company Overview

Æterna Zentaris Inc. (TSX: AEZ, NASDAQ: AEZS) is a growing, global biopharmaceutical company focused on endocrine therapy and oncology with proven expertise in drug discovery, development and commercialization.

Our strategy is to aggressively advance our robust product development pipeline with a focus on our lead product candidates, cetrorelix, ozarelix and perifosine, as well as our promising, targeted earlier-stage programs with high potential.

With this strategy, our expertise and depth, our strategic alliances and financial resources, it is our goal to emerge as a fully-integrated specialist-driven global biopharmaceutical company with a strategic focus on endocrine therapy and oncology.

As of January 2, 2007, the Company became a pure play biopharmaceutical having completed the spin-off of Atrium Biotechnologies Inc., (“Atrium”), our former subsidiary.

Sale of an Interest in Atrium Biotechnologies Inc. and Subsequent to Year-End Special Distribution to Æterna Zentaris Shareholders of the Remaining Interest

During 2006, as part of a thorough strategic planning process, we decided to spin-off Atrium in two phases. First, we sold a partial interest in Atrium (3.5 million shares) by way of a secondary offering, and second, we distributed our remaining interest in Atrium (11 million shares) to our Shareholders.

On September 19, 2006, Æterna Zentaris initiated the secondary offering to sell 3,485,000 subordinate voting shares of Atrium at a price of CAN$ 15.80 per share. This secondary offering closed on October 18, 2006 and generated net proceeds of $45 million to Æterna Zentaris. The gain on disposal of Atrium shares was $29 million. Our remaining interest at that date was 11,052,996 subordinate voting shares of Atrium, representing approximately 36.1% of their issued and outstanding shares. Therefore, we no longer had a controlling interest in Atrium. As of December 31, 2006, Atrium is presented in our financial statements as a long-term investment and recorded using the equity method. All recorded historical operations and cash flows prior to October 18, 2006 qualify as Discontinued Operations and are, therefore, presented as such in our financial statements.

On December 15, 2006, Æterna Zentaris shareholders approved the reduction of the stated capital of the Company to give effect to the special distribution of our remaining interest in Atrium to all our shareholders. This special distribution was completed on January 2, 2007. For each common share held as of the Record Date of December 29, 2006, Æterna Zentaris shareholders received 0.2079 subordinate voting shares of Atrium. In the first quarter of 2007, as a result of this special distribution, our long-term investment in Atrium will be removed from the balance sheet, the fair value of the distributed interest will reduce our share capital and the difference between the fair value and the book value of this interest, taking into account the related income taxes and cumulative translation adjustment, will be presented as Other Capital.

Consolidated Results of Operations

For the years ended December 31, 2006, 2005 and 2004, the previously consolidated revenues and expenses of Atrium, representing the former Active Ingredients & Specialty Chemicals Segment as well as the Health & Nutrition Segment, have been reclassified as discontinued operations.

The following table sets forth certain Canadian GAAP consolidated financial data in thousands of US dollars, except per share data.

	Years ended December 31,
	2006	2005	2004
	$	$	$
Consolidated revenues
Sales and royalties	27,716	23,643	19,479
License fees	13,652	23,530	23,493
Other	24	31	—
	41,392	47,204	42,972

Operating expenses
Cost of sales	11,747	8,596	7,992
Selling, general and administrative	17,235	15,281	13,137
Research and development (R&D) costs	28,652	27,075	23,431
R&D tax credits and grants	(1,564)	(536)	(845)
Depreciation and amortization	9,429	6,371	6,136
	65,499	56,787	49,851
Loss from operations	(24,107)	(9,583)	(6,879)

Other revenues (expenses)	703	(5,867)	(3,424)
Share in the results of an affiliated company	1,575	—	—
Income tax recovery (expense)	29,129	(493)	(273)
Net earnings (loss) from continuing operations	7,300	(15,943)	(10,576)
Net earnings from discontinued operations	26,090	26,514	6,151
Net earnings (loss) for the year	33,390	10,571	(4,425)

Net earnings (loss) per share from continuing operations
Basic and Diluted	0.14	(0.35)	(0.23)

Net earnings (loss) per share
Basic	0.64	0.23	(0.10)
Diluted	0.62	0.23	(0.10)

Consolidated Revenues

Consolidated revenues are derived from sales and royalties and license fees. Sales are derived from Impavido® (miltefosine), the manufacturing of Cetrotide® (cetrorelix), reagents and active pharmaceutical ingredients. Royalties are derived from Cetrotide® (cetrorelix) actually sold by Merck Serono (formerly Serono) in reproductive health assistance for in vitro fertilization. Furthermore, license fees are derived from non-periodic milestone payments, R&D contract fees and amortization of upfront payments received to date from our licensing partners.

Sales and royalties increased to $27.7 million in 2006 compared to $23.6 million and $19.5 million for the same periods in 2005 and 2004 respectively. The year-over-year increase in sales and royalties is related to the new sales of Cetrotide® following the September 2006 launch in Japan, the reagents sales generated by Echelon, acquired in January 2005, and increased sales of Impavido®, our anti-infective product.

License fees revenues decreased to $13.7 million in 2006 compared to $23.5 million for the same periods in 2005 and 2004. The decrease in 2006 is mainly attributable to a reduction in license revenues from our collaboration with Solvay Pharmaceuticals, partly offset by milestone payments received from our Japanese partners with respect to the approval of Cetrotide® in Japan, and from our partner Spectrum related to the further development of ozarelix into Phase 2 for benign prostatic hyperplasia (BPH) and prostate cancer.

Consolidated Operating Expenses

Consolidated cost of sales increased to $11.7 million in 2006 compared to $8.6 million and $8 million for the same periods in 2005 and 2004, respectively. The year-over-year increase in the cost of sales is directly related to additional generated sales.

Consolidated selling, general and administrative (SG&A) expenses increased to $17.2 million in 2006 compared to $15.3 million for the same period in 2005. The increase in SG&A expenses is primarily due to non-recurring corporate expenses of nearly $1.3 million related to the review of different strategies as part of a thorough strategic planning process. For the year ended December 31, 2004, consolidated SG&A were $13.1 million. The increase in SG&A between 2004 and 2005 is mainly attributable to the acquisition of Echelon in January 2005, as well as to the increase in non-cash expenses related to employee-defined benefit pension plan obligation.

Consolidated R&D costs were $28.7 million in 2006 compared to $27.1 million and $23.4 million for the same periods in 2005 and 2004 respectively. Additional R&D expenses of $1.6 million spent in 2006 were for cetrorelix in BPH, as well as for further advancement of targeted, earlier-stage development programs. R&D expense increase between 2004 and 2005 was mainly attributable to the acquisition of Echelon in January

2005, as well as non-cash expenses related to an employee-defined benefit pension plan.

We recorded R&D tax credits and grants (R&D) in 2006 of $1.6 million compared to $0.5 million and $0.8 million for the same periods in 2005 and 2004, respectively. The amount recorded in 2006 mainly represents a non-recurring investment tax credit that will be used to reduce income taxes that would, otherwise, be payable on the gain on disposal of Atrium shares in October 2006.

Consolidated depreciation and amortization (D&A) increased to $9.4 million during 2006, compared to $6.4 million and $6.1 million for the same periods in 2005 and 2004, respectively. The $3 million increase in D&A in 2006 is primarily due to an impairment loss of $2.9 million taken on manufacturing equipment, patents and trademarks related to the termination of non-core pharmaceutical development projects, including Neovastat (Æ-941) and RC-3095.

Consolidated loss from operations increased to $24.1 million for the year ended December 31, 2006 compared to $9.6 million and $6.9 million for the same periods in 2005 and 2004, respectively. The 2006 increase in loss from operations is attributable to a combination of lower license revenues, an increase in non-recurring corporate expenses, additional R&D expenses related to the initiation of our Phase 3 program with cetrorelix in BPH, and additional D&A expenses with respect to an impairment loss on non-core pharmaceutical development projects. This 2006 increase in loss from operations was partly offset by increased sales and royalties, as well as R&D investment tax credits.

Consolidated other revenues for the year ended December 31, 2006 were $0.7 million. We recorded other expenses mainly related to convertible term loans amounting to $5.9 million and $3.4 million for the same periods in 2005 and 2004, respectively. The variation between 2005 and 2006 is mainly attributable to the conversion into common shares in February 2006 of the convertible term loans.

Share in the results of an affiliated company recorded in 2006 for $1.6 million is related to the investment in Atrium recorded at equity method for the period from October 18 to December 31, 2006.

Consolidated income tax recovery of $29.1 million was recorded for the year ended December 31, 2006. We recorded an income tax expense of $0.5 million and $0.3 million for the same periods in 2005 and 2004, respectively. Income tax recovery was recorded in 2006 due to a significant adjustment on valuation allowance, as we believe that we expect to utilize some of our income tax assets against future taxable gain that will be realized in connection with the sale of Atrium shares and the special distribution of our remaining interest in that company.

Net earnings from continuing operations of $7.3 million were recorded for the year ended December 31, 2006 compared to a net loss from continuing operations of $15.9 million in 2005. This increase in net earnings is directly attributable to the recording of an income tax recovery for an amount of $29.1 million related to the expected utilization of some of our income tax assets against future taxable gain that will be realized in connection with the sale of Atrium shares and the special distribution or our remaining interest in that company, partly offset by increased loss from operations.

Discontinued operations include the following items:

	Years ended December 31,
(in thousands of US dollars)	2006	2005	2004
	$	$	$
Revenues	239,535	200,863	136,240

Earnings before the following items	28,360	21,414	17,146

Gain on disposal of Atrium shares	29,248	—	—
Income tax expense	(19,923)	(6,838)	(6,093)
Gain (loss) on dilution of investments	(628)	19,002	(74)

Earnings before non-controlling interest	37,057	33,578	10,979
Non-controlling interest	(10,967)	(7,064)	(4,828)

Net earnings from discontinued operations	26,090	26,514	6,151

Net earnings per share from discontinued operations
Basic	0.50	0.57	0.13
Diluted	0.48	0.57	0.13

The year-over-year increase in revenues from discontinued operations is mainly attributable to successful acquisitions by Atrium of Pure Encapsulations in 2004, as well as MultiChem and Douglas Laboratories in 2005, combined with year-over-year organic growth.

The gain on disposal of Atrium shares from discontinued operations is the result of the sale of 3,485,000 subordinate voting shares of Atrium on October 18, 2006, as part of a secondary offering.

Income tax expense from discontinued operations is related to the gain on disposal of Atrium’s shares for an amount of $7 million, future tax liabilities on the investment in an affiliated company (Atrium) for an amount of $5.7 million and Atrium’s operations for an amount of $7.2 million.

Consolidated net earnings for the year ended December 31, 2006 were $33.4 million or $0.64 per basic share and $0.62 per diluted share, compared to $10.6 million or $0.23 per basic share and diluted share for the same period in 2005. The increase of the net earnings for the 12-month period ended December 31, 2006, is directly attributable to the recording of an income tax recovery for an amount of $29.1 million, lower interest expense for an amount of $5.7 million, due to the conversion of the term loans during the first quarter of the year, as well as increased revenues representing $1.6 million from the share in the results of an affiliated company partly offset by increased loss from operations.

The weighted average number of shares outstanding used to calculate the basic net earnings per share for the year ended December 31, 2006 was 52.1 million shares compared to 46.1 million shares for the same period in 2005. For the diluted net earnings per share, the weighted average number of shares outstanding used for this calculation was 52.5 million shares in 2006 compared to 46.1 million shares in 2005. This increase reflects the issuance of common shares following the conversion of the convertible term loans, the acquisition of a patent and Echelon as well as the exercise of stock options.

Total Consolidated Assets and Long-Term Liabilities

CONSOLIDATED BALANCE SHEET DATA

	As at December 31,	As at December 31,
(in thousands of US dollars)	2006	2005
	$	$

Total assets	223,491	419,785
Long-term liabilities	28,302	246,080

Total consolidated assets, which were $419.8 million on December 31, 2005, amounted to $223.5 million as of December 31, 2006. This decrease is mainly attributable to the exclusion of Atrium from the consolidation since October 18, 2006. The Company’s remaining interest in Atrium as of December 31, 2006, is presented as a long-term investment and recorded at the equity method. Long-term liabilities decreased from $246.1 million in 2005 to $28.3 million in 2006 for the same reasons.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with Canadian GAAP. Access to a summary of differences between Canadian and US GAAP is referenced in Note 24 of our annual 2006 financial statements. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. Significant estimates include the allowance for doubtful accounts, provisions for obsolete inventory, future income tax assets and liabilities, the useful lives of property, plant and equipment and intangible assets, the valuation of intangible assets and goodwill, the fair value of options granted and employee future benefits and certain accrued liabilities. We base our estimates and assumptions on historical experience and on other factors that we believe to be reasonable under the circumstances, the result of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

The following summarizes our critical accounting policies and other policies that require the most significant judgment and estimates in the preparation of our consolidated financial statements.

Foreign Currency Translation

Reporting Currency and Self-Sustaining Subsidiaries

The Company uses the US dollar as its reporting currency. Assets and liabilities of subsidiaries whose functional currency is other than the US dollar are translated using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate in effect during the year. Gains and losses are included in the cumulative translation adjustment account in shareholders’ equity.

Foreign Currency Transactions and Integrated Foreign Subsidiaries

The financial statements of integrated foreign operations and transactions denominated in currencies other than the functional currency are re-measured into the functional currency using the temporal method. Under this method, monetary assets and liabilities are re-measured at the exchange rate in effect on the date of the balance sheet. Non-monetary assets and liabilities are re-measured at historical rates, unless such assets and liabilities are carried at market, in which case, they are translated at the exchange rate in effect on the date of the balance sheet. Revenues and expenses are re-measured at the monthly average exchange rate. Gains and losses resulting from such re-measurement are reflected in the statements of operations.

Revenue Recognition and Deferred revenues

The Company is currently in a phase in which our product and product candidates are being further developed or marketed jointly with strategic partners. The existing licensing agreements usually include one-time payments (upfront payments), payments for research and development services in the form of cost reimbursements, milestone payments and royalty receipts for licensing and marketing product candidates. Revenues associated with those multiple-element arrangements are allocated to the various elements based on their relative fair value.

License fees representing non-refundable payments received upon the execution of license agreements are recognized as revenue upon execution of the license agreements when the Company has no significant future performance obligations and when collectibility of the fees is assured. Upfront payments received at the beginning of licensing agreements are not recorded as revenue when received but are amortized based on the progress to the related research and development work. Milestone payments, which are generally based on developmental or regulatory events, are recognized as revenue when the milestones are achieved, collectibility is assured, and when there are no significant future performance obligations in connection with the milestones. In those instances where the Company has collected upfront or milestone payments but has ongoing future obligations related to the development of the drug product, revenue recognition is deferred and amortized over the period of its future obligations.

Royalty revenue is recorded when the amount of the royalty fee is determinable and collection is reasonably assured.

Revenues from sales of products are recognized, net of estimated sales allowances and rebates, when title passes to customers, which is at the time goods are shipped, when there are no future performance obligations, when the purchase price is fixed and determinable, and collection is reasonably assured.

Allowance for Doubtful Accounts

We estimate collectibility of accounts receivable on an ongoing basis by reviewing balances outstanding over a certain period of time. We determine our allowance for doubtful accounts receivable based on our historical accounts receivable collection experience and on the information that we have about the status of our accounts receivable balances. If the financial conditions of our customers deteriorate, resulting in an impairment of their ability to make required payments, additional allowance may be required, which could adversely affect our future results.

Provisions for Excess and Obsolete Inventories

Inventory is valued at the lower of cost and market value. Cost is determined using the first-in, first-out basis. Cost of finished goods and work-in-progress includes raw materials, labour and manufacturing overhead under the absorption costing method. Market value is defined as replacement cost for raw materials and as net realizable value for finished goods and work-in-progress. We determine our reserves for excess and obsolete inventories based on the quantities we have on hand versus expected need for these inventories, so as to support future sales of our products. It is possible that additional inventory reserves may occur if future sales are less than our forecasts or if there is a significant shift in product mix compared to our forecasts, which could adversely affect our future results.

Research and Development Costs

Research costs are expensed as incurred. Development costs are expensed as incurred except for those which meet generally accepted criteria for deferral, which are capitalized and amortized against operations over the estimated period of benefit. To date, no costs have been deferred.

Impairment of Long-Lived Assets and Goodwill

Property, plant and equipment and intangible assets with finite lives are reviewed when events or circumstances indicate that costs may not be recoverable. Impairment exists when the carrying value of the asset is greater than the undiscounted future cash flows expected to be provided by the asset. The amount of impairment loss, if any, is the excess of its carrying value over its fair value, which fair value being determined based upon discounted cash flows or appraised values, depending of the nature of assets.

Finally, goodwill is tested annually, or more frequently if impairment indicators arise, for impairment in relation to the fair value of each reporting unit to which goodwill applies and the value of other assets in that reporting unit. An impairment charge is recorded for any goodwill that is considered impaired.

As at December 31, 2006, following the decision to terminate the pharmaceutical development of certain of our products, we decided to take an impairment on related manufacturing equipment as well as on certain patents and trademarks in order to bring them to their fair value. Consequently, an amount of $2.9 million was recorded as additional depreciation and amortization.

Accounting for Income Tax Expense

We operate in multiple jurisdictions, and our earnings are taxed pursuant to the tax laws of these jurisdictions. Our effective tax rate may be affected by the changes in, or interpretations of, tax laws in any given jurisdiction, utilization of net operating losses and tax credit carry-forwards, changes in geographical mix of income and expense, and changes in management’s assessment of matters, such as the ability to realize future tax assets. As a result of these considerations, we must estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in future tax assets and liabilities, which are included in our consolidated balance sheet. We must then assess the likelihood that our future tax assets will be recovered from future taxable income and establish a valuation allowance for any amounts we believe it will be more likely not recoverable. Establishing or increasing a valuation allowance increases our income tax expense.

Significant management judgment is required in determining our provision for income taxes, our income tax assets and liabilities, and any valuation allowance recorded against our net income tax assets. Our valuation allowance was significantly adjusted on December 31, 2006, mainly because we will be able to utilize some of our income tax assets against the future taxable gain that will be realized in connection with the sale of Atrium shares in 2006 and the special distribution of our remaining interest in Atrium.

The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our income tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to amend our valuation allowance, which could materially impact our financial position and results of operations.

Stock-Based Compensation Costs

Since January 1, 2003, we account for all forms of employee stock-based compensation using the fair value-based method. This method requires that we make estimates about the risk-free interest rate, the expected volatility of our shares and the expected life of the awards.

New Accounting Standards

In January 2005, the CICA issued four new accounting standards in relation with financial instruments: Section 3855 “Financial Instruments — Recognition and Measurement”, Section 3865 “Hedges”, section 1530 “Comprehensive Income” and Section 3251 “Equity”.

Sections 3855, 3865 and 1530 will be adopted by the Company on January 1, 2007. Adoption of these standards will not have any material impact on the Company’s consolidated balance sheet as described in note 4 of our annual consolidated financial statements.

Liquidity, Cash Flows and Capital Resources

Our operations and capital expenditures are mainly financed through cash flows from operating activities, the use of our liquidity, as well as the issuance of debt and common shares.

Our cash and short-term investments position reached more than $61 million as of December 31, 2006, compared to $34.9 million as of December 31, 2005. We believe that these liquidities will be adequate to meet operating cash requirements for the foreseeable future. However, possible additional operating losses and/or possible investments in the acquisition of complementary businesses or products may require additional financing.

The variation of our liquidity by activities is explained below, not considering any cash flows used or provided by discontinued operation activities.

Operating Activities

Cash flows used by our continuing operating activities were $15.7 million for the year ended December 31, 2006 compared to $3.4 million during the same period in 2005. Cash flows used by our continuing operating activities were $0.8 million for the year ended December 31, 2004 The additional cash flows used between 2005 and 2006 are primarily attributable to lower license revenues, increased non-recurring corporate expenses and additional spending in R&D related to the initiation of a Phase 3 program in BPH for cetrorelix, as well as to further advancement of targeted, earlier-stage development programs. Additional cash flows generated by continuing activities in 2004, as compared to 2005, are attributable to non-periodic upfront and milestone payments received in 2004 from collaboration agreements. We expect cash flows used by our operating activities to increase in 2007, as we will pursue our Phase 3 clinical program with cetrorelix in BPH and will further advance targeted, earlier-stage development programs.

Financing Activities

For the year ended December 31, 2006, cash flows used in continuing financing activities were $0.8 million compared to $0.7 million during the same period of 2005. These funds were mostly used for debt reimbursement. For the year ended December 31, 2004, cash flows generated by flnancing activities were from the issuance of shares following the exercise of stock options, net of cash used for debt reimbursement.

Investing Activities

Cash flows used in continuing investing activities (excluding the change in short-term investments) amounted to $0.5 million for the year ended December 31, 2006. Cash flows were mainly used for the purchase of property, plant and equipment, partly offset by cash flows generated from the sale of a long-term investment. During 2005 and 2004, cash flows used in continuing investing activities (excluding the change in short-term investments) amounted to $1.9 million and $1.6 million respectively and were used for the purchase of property, plant and equipment, as well as for intangible assets.

Contractual Obligations

We have certain contractual obligations and commercial commitments. The following table indicates our cash requirements to respect these obligations:

(in thousands of US dollars)	Payments due by period
Unaudited	Total	2007	2008-2010	2011-2012	2013 and beyond
	$	$	$	$	$
Long-term debt	1,423	719	704	—	—
Operating leases	12,383	2,280	5,215	2,587	2,301
Commercial commitments	8,925	5,478	3,447	—	—
Total contractual cash obligations	22,731	8,477	9,366	2,587	2,301

Outstanding Share Data

As of March 2, 2007, there were 53,179,470 common shares issued and outstanding and there were 3,880,092 stock options outstanding.

Quarterly Summary Financial Information

( in thousands of US dollars, except per share data)

	Quarters ended
Unaudited	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006
	$	$	$	$

Revenues	12,631	10,630	9,383	8,748
Loss from operations	(6,794)	(5,756)	(5,451)	(6,106)
Net earnings (loss) from continuing operations	22,300	(4,669)	(4,430)	(5,901)
Net earnings (loss)	39,101	(1,569)	(1,562)	(2,580)
Net earnings (loss) per share from continuing operations
Basic and Diluted	0.42	(0.09)	(0.08)	(0.12)
Net earnings (loss) per share
Basic and Diluted	0.74	(0.03)	(0.03)	(0.05)

	Quarters ended
	December 31, 2005	September 30, 2005	June 30, 2005	March 31, 2005
	$	$	$	$

Revenues	14,273	9,023	10,161	13,747
Earnings (loss) from operations	(1,988)	(4,358)	(3,374)	137
Net loss from continuing operations	(3,519)	(5,416)	(5,108)	(1,900)
Net earnings (loss)	936	(3,759)	13,276	118
Net loss per share from continuing operations
Basic and Diluted	(0.08)	(0.12)	(0.11)	(0.04)
Net earnings (loss) per share
Basic and Diluted	0.02	(0.08)	0.29	—

Note:                 Per share data is calculated independently for each of the quarters presented. Therefore, the sum of this quarterly information does not equal the corresponding annual information.

Fourth Quarter Results

Consolidated revenues for the fourth quarter 2006 were $12.6 million, a decrease of $1.7 million compared to total revenues of $14.3 million for the same period in 2005. This decrease is primarily due to a decrease in license revenues from our collaboration with Solvay Pharmaceuticals, partly offset by additional sales related to the recent launch of Cetrotide® in Japan.

Consolidated R&D expenses remained steady from $8.2 million in the fourth quarter of 2005 to $8.3 million in the fourth quarter of 2006.

Consolidated net earnings for the fourth quarter 2006 were $39.1 million or $0.74 per basic and diluted share, compared to $0.9 million or $0.02 per basic and diluted share for the fourth quarter 2005. This increase in consolidated net earnings is mainly related to the gain on disposal of Atrium shares, net of income tax expense, for an amount of $22.2 million, to the recording of an income tax recovery of $26.2 million, as well as to the recording of a non-recurring R&D investment tax credit. This 2006 fourth quarter increase in consolidated net earnings was partly offset by lower license revenues, additional D&A expenses with respect to an impairment loss on non-core pharmaceutical development projects and by the recording of future income tax liabilities on the investment in an affiliated company.

Outlook for 2007

We expect Cetrotide® (cetrorelix) to continue to generate a significant part of our royalties.

We expect to benefit from the support of our existing partners and remain focused on and committed to aggressively advancing our pipeline.

We expect R&D expenses to continue to increase in 2007 primarily due to the continuation of our Phase 3 clinical development program with cetrorelix in BPH, the continued clinical advancement of ozarelix and perifosine, as well as the emphasis on clinical development of targeted earlier-stage product candidates.

We believe that we benefit from a solid financial position to continue to execute our strategic business plan as a late-stage, pure play biopharmaceutical company and emerge as a fully-integrated specialist-driven biopharmaceutical company with a focus on endocrine therapy and oncology.

Financial and Other Instruments

Foreign Currency Risk

Since the Company operates on an international scale, it is exposed to currency risks as a result of potential exchange rate fluctuations. For the year ended December 31, 2006, there were no significant operations using forward-exchange contracts and no significant forward-exchange contract is outstanding as of today.

Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, short-term investments and accounts receivable. Cash and cash equivalents are maintained with high-credit quality financial institutions. Short-term investments consist primarily of bonds issued by high-credit quality corporations and institutions. Consequently, management considers the risk of non-performance related to cash and cash equivalents and investments to be minimal.

Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible.

Interest Rate Risk

We are exposed to market risk relating to changes in interest rates with regard to our short-term investments.

Related Party Transactions and Off-Balance Sheet Arrangements

The Company was part of a tax loss consolidation strategy with its former subsidiary Atrium. In respect to that arrangement that terminated in October 2006 when the Company ceased to be the controlling shareholder of Atrium, we had received a tax ruling delivered by Canada Revenue Agency. All transactions are eliminated during the consolidation process and income tax savings resulting from the interest expense deduction is presented as discontinued operations.

All other significant related party transactions described in Note 21 of our Annual Consolidated Financial Statements are related to the lease of office and manufacturing space to Atrium and the purchase of a patent from a senior officer of the Company. All transactions are measured at the exchange amount which is the amount of consideration established and agreed upon by the related parties.

As of December 31, 2006, we did not have interests in any variable interest entities.

Risk Factors and Uncertainties

Risks Associated with Operations:

•                  Many of our products are currently at an early development stage. It is impossible to ensure that the R&D on these products will result in the creation of profitable operations;

•                  We are currently developing our products based on R&D activities conducted to date, and we may not be successful in developing or introducing to the market these or any other new products or technology. If we fail to develop and deploy new products on a successful and timely basis, we may become non-competitive and unable to recoup the R&D and other expenses we incur to develop and test new products;

•                  Even if successfully developed, our products may not gain market acceptance among physicians, patients, healthcare payers and the medical community which may not accept or utilize our products. If they do not achieve significant market acceptance, our business and financial conditions will be materially adversely affected. In addition, we may fail to further penetrate our core markets and existing geographic markets or successfully expand our business into new markets; the growth in sales of our products, along with our operating results, could be negatively impacted.  Our ability to further penetrate our core markets and existing geographic markets in which we compete or to successfully expand our business into additional countries in Europe, Asia or elsewhere, to the extent we believe that we have identified attractive geographic expansion opportunities in the future, is subject to numerous factors, many of which are beyond our control. We cannot assure that our efforts to increase market penetration in our core markets and existing geographic markets will be successful. Our failure to do so could have an adverse effect on our operating results;

•                  We rely heavily on our proprietary information in developing and manufacturing our product candidates. Despite efforts to protect our proprietary rights from unauthorized use or disclosure, third parties may attempt to disclose, obtain, or use our proprietary information or technologies;

•                  We have to forge and maintain strategic alliances to develop and market products in our current pipeline. If we are unable to reach agreements with such collaborative partners, or if any such agreements are terminated or substantially modified, we may be unable to obtain sufficient licensing revenue for our products, which might have a material adverse effect on their development and on us;

•                  In carrying out our operations, we are dependent on a stable and consistent supply of ingredients and raw materials. There can be no assurance that we will be able, in the future, to continue to purchase products from our current suppliers or any other supplier on terms similar to current terms or at all. An interruption in the availability of certain raw materials or ingredients, or significant increases in the prices paid by us for them, could have a material adverse effect on our business, financial condition, liquidity and operating results.

Cash Flows and Financial Resources

We believe that we would be able to obtain long-term capital, if necessary, to support our corporate objectives, including the clinical development program of our products. Our planned cash requirements may vary materially in response to a number of factors, including: R&D on our products; clinical trial results; increases in our manufacturing capabilities; changes in any aspect of the regulatory process; and delays in obtaining regulatory approvals. Depending on the overall structure of current and future strategic alliances, we may have additional capital requirements related to the further development of existing or future products.

We have not entered into any significant forward currency contracts or other financial derivatives to hedge foreign exchange risk and, therefore, we are subject to foreign currency transaction and translation gains and losses. Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency. However, with companies operating in foreign countries, we are more exposed to foreign currency risk.

Key Personnel

Our success is also dependent upon our ability to attract and retain a highly qualified work force, and to establish and maintain close relations with research centers. The competition in that regard is very severe. Our success is dependent to a great degree on our senior officers, scientific personnel and consultants. The failure to recruit qualified staff and the loss of key employees could compromise the pace and success of product development.

Acquisition Program

We intend to continue to acquire new technologies and/or businesses. There is no assurance that the Company will make certain acquisitions or that it will succeed in integrating the newly-acquired technologies or businesses into its operations. The failure to successfully integrate the personnel and operations of businesses which we may acquire in the future with ours could have a material adverse effect on our operations and results.

Volatility of Share Prices

Share prices are subject to changes because of numerous different factors related to its activity including reports of new information, changes in the Company’s financial situation, the sale of shares in the market, the Company’s failure to obtain results in line with the expectations of analysts, an announcement by the Company or any of its competitors concerning technological innovation, etc. During the past few years, shares of Æterna Zentaris, other biopharmaceutical companies, and the investment market in general have been subjected to extreme fluctuations that were unrelated to the operational results of the companies affected. There is no guarantee that the market price of the Company’s shares will be protected from any such fluctuations in the future.

Continuous Disclosure and disclosure controls

The Company is a reporting issuer under the securities legislation of all of the provinces of Canada and is registered in the United States and it is, therefore, required to file continuous disclosure documents such as interim and annual financial statements, a Proxy Circular, an Annual Information Form, material change reports and press releases with such securities regulatory authorities. Copies of these documents may be obtained free of charge on request from the office of the Secretary of the Company or through the Internet at the following addresses: www.aeternazentaris.com, www.sedar.com and www.sec.gov/edgar.shtml.

The Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2006. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in all material respects as of December 31, 2006.

Changes in Internal Controls over Financial Reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2006 that has materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

During 2006, in the course of its evaluation, Management had identified certain deficiencies in its internal control over financial reporting which the Company does not believe, either individually or in the aggregate, resulted in a material weakness to its internal control over financial reporting.

Forward-Looking Statements

This document contains forward-looking statements, which reflect the Company’s current expectations regarding future events. Forward-looking statements may include words such as anticipate, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will.

The forward-looking statements involve risks and uncertainties. Results or performances may differ significantly from expectations. For example, the results of current clinical trials cannot be foreseen, nor can changes in policy or actions taken by such regulatory authorities as the US Food and Drug Administration and the Therapeutic Products Directorate of Health Canada, or any other organization responsible for enforcing regulations in the pharmaceutical industry.

Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

On behalf of management,

Dennis Turpin, CA

Vice President and Chief Financial Officer

March 2, 2007